Contactar

www.linkedin.com/in/rioseco-gerardo-18698a2b (LinkedIn)

Aptitudes principales

Planificación estratégica
Negociación
Estrategia de mercadotecnia

Rioseco Gerardo

VP Lealtad Grupo Posadas
Naucalpan de Juárez, México, México

Experiencia

Grupo Posadas

25 años 11 meses

Vice Presidente Provac
noviembre de 2011 - Present (13 años 6 meses)

Dir Comercial Provac
junio de 1999 - noviembre de 2011 (12 años 6 meses)

Educación

Universidad Anáhuac Mexico Sur

Ingeniero Industrial · (1982 - 1986)